Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	State or Jurisdiction of Incorporation

DMC Korea Inc.	Colorado

DynaEnergetics Beteiligungs GmbH	Germany

DYNAenergetics Canada Inc	Canada

DynaEnergetics GmbH & Co., KG	Germany

DynaEnergetics Holding GmbH	Germany

DynaEnergetics US, Inc	Colorado

Dynamic Materials Corporation (HK) Ltd	Hong Kong

Dynamic Materials Luxembourg 1 S.a r.L	Luxembourg

Dynamic Materials Luxembourg 2 S.a r.L	Luxembourg

Nobelclad Europe GmbH & Co., KG	Germany

Nobelclad Europe Holdings GmbH	Germany

DYNAenergetics Siberia Limited	Russia

Nobelclad Europe SAS	France

Dynamic Materials Corporation (Shanghai) Trading Co. Ltd.	China